SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

1 August 2002

02 AUG 15

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02049221

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

pp.
Michelle Woodall
Senior Company Secretarial Assistant

SUPPL

Enc.

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

8/19

Announcement Body Information:

On 1 August 2002 the Company was informed that the shareholding of FMR Corp. and Fidelity International Ltd (and their direct and indirect subsidiaries) in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had decreased to 13,574,938 shares, representing 3.95% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.